VEON trading update: Operational momentum continues with 4.3% service revenue and 3.9% EBITDA growth year-to- date in reporting currency Growing 4G penetration and continued execution of digital operator strategy drives the performance for the first 8 months Amsterdam, 16 September 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and services, today announces a trading update for the first eight months of 2022 (“8M22”). VEON Group 8M22 consolidated revenue was up by 3.1% year-on-year (“YoY”) in reported currency, and by 6.5% YoY in local currency terms, with five of our seven countries reporting double-digit local currency revenue growth for the period. Reported currency service revenue was up by 4.3% YoY and by 7.8% YoY in local currency terms. Reported currency EBITDA was up 3.9% YoY, with local currency EBITDA growing by 7.9% YoY. Adjusting for Georgia, like-for-like local currency service revenue increased 8.0% YoY with EBITDA up 8.1% YoY. During July and August (“QTD”), service revenue was up by 7.9% YoY in reported currency and up by 6.5% YoY in local currency. EBITDA increased by 2.4% YoY in reported currency and by 2.3% YoY in local currency in the first two months of Q3. Adjusting for Georgia QTD like-for-like local currency service revenue increased 7.2% YoY with EBITDA up 3.0% YoY. On 5 August 2022, we completed the sale of our stake in the Algerian operator Djezzy to our partner FNI, for which VEON received USD 682 million. The Group’s total cash and deposits amounted to approximately USD 3.2 billion, including USD 2.5 billion equivalent of USD- and EUR-denominated cash and deposits held by the headquarters in Amsterdam as of 31 August 2022. In August 2022, Kyivstar acquired a controlling stake in the e-health platform Helsi in Ukraine, which is known as a provider of Software-as-a-Service (SaaS) solutions for medical information systems that are used by more than 1,600 public and private healthcare institutions throughout Ukraine; more than 30 million people have registered in the system with 13 million people having used the web platform in the first eight months of the year making 4.5 million visits every month to specialists in person, and 10 thousand online consultations.

Our digital financial services platform JazzCash in Pakistan increased its monthly active users ("MAUs") by 17.6% YoY, reaching 16.1 million MAUs, while the digital entertainment service Toffee in Bangladesh launched revenue generation for content creators. By the end of August, VEON Group's total subscriber base was up 1.5% YoY to 203.5 million while 4G users increased 16.5% YoY to 105.8 million reaching 52.0% of our customer base.

Group CEO Kaan Terzioglu commented:

"The start of the third quarter of 2022 demonstrated continued operational momentum across the Group, supported by our focused 4G rollout and digital operator transformation. Multiplay users increased as we continue to enhance and expand the digital services that our customers value."

"Our continued focus on inflationary pricing together with the growing subscriber base and increased 4G penetration supported YoY revenue and EBITDA growth during July and August both in reported and in local currencies. VEON's liquidity position remains strong, with USD 3.2 billion in cash at the end of August, of which USD 2.5 billion was held at HQ level."

Key Financial KPIs Period ended 31 August USD million	QTD 2022	QTD 2021	YoY reported	YoY local currency	YTD 2022	YTD 2021	YoY reported	YoY local currency
Total Revenue, of which:	1,395	1,338	4.2%	2.7%	5,226	5,070	3.1%	6.5%
- Total service revenue	1,319	1,222	7.9%	6.5%	4,884	4,681	4.3%	7.8%
EBITDA	604	590	2.4%	2.3%	2,290	2,205	3.9%	7.9%
Capex	246	245	0.5%		996	1,124	(11.4%)	
Capex intensity	21.4%	25.0%	(3.7p.p.)					
Cash and cash equivalents	3,218							
Cash and cash equivalents at HQ level	2,545							
Net debt	8,134							
Net debt, excluding leases	5,038							

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COUNTRY PERFORMANCE

Period ended 31 August USD million	QTD 2022	QTD 2021	YoY reported	YoY local currency	YTD 2022	YTD 2021	YoY reported	YoY local currency
Total revenue	**1,395**	**1,338**	**4.2%**	**2.7%**	**5,226**	**5,070**	**3.1%**	**6.5%**
Ukraine	147	181	(18.8%)	2.5%	675	683	(1.2%)	7.6%
Russia	795	679	17.1%	(5.9%)	2,706	2,538	6.6%	0.2%
Pakistan	197	236	(16.6%)	12.4%	861	954	(9.8%)	10.7%
Kazakhstan	111	100	11.1%	23.9%	412	365	12.9%	21.1%
Bangladesh	98	98	0.1%	11.4%	391	373	4.9%	10.3%
Uzbekistan	41	35	16.6%	19.7%	150	127	17.7%	22.8%
Kyrgyzstan	9	7	21.3%	16.5%	31	28	13.1%	12.4%
Georgia	-	7	(100.0%)	(100.0%)	17	25	(29.9%)	(34.0%)
HQ and Eliminations	(3)	(5)	39.7%		(16)	(22)	25.2%	
Service revenue	**1,319**	**1,222**	**7.9%**	**6.5%**	**4,884**	**4,681**	**4.3%**	**7.8%**
Ukraine	146	180	(18.7%)	2.6%	671	679	(1.2%)	7.6%
Russia	744	588	26.6%	1.7%	2,470	2,249	9.8%	2.8%
Pakistan	179	217	(17.6%)	11.1%	781	875	(10.8%)	9.5%
Kazakhstan	107	97	10.3%	23.0%	397	355	12.0%	20.1%
Bangladesh	96	96	0.2%	11.6%	384	366	5.0%	10.4%
Uzbekistan	41	35	16.8%	19.9%	149	127	17.9%	22.9%
Kyrgyzstan	9	7	21.7%	16.9%	31	27	13.5%	12.8%
Georgia	-	7	(100.0%)	(100.0%)	17	25	(30.0%)	(34.1%)
HQ and Eliminations	(3)	(5)	40.2%		(16)	(22)	25.2%	
EBITDA	**604**	**590**	**2.4%**	**2.3%**	**2,290**	**2,205**	**3.9%**	**7.9%**
Ukraine	86	122	(29.3%)	(10.7%)	413	462	(10.7%)	(2.9%)
Russia	338	255	32.6%	6.4%	1,114	970	14.9%	7.0%
Pakistan	87	111	(21.4%)	6.0%	398	428	(7.1%)	13.9%
Kazakhstan	57	53	6.2%	18.5%	211	191	10.3%	18.5%
Bangladesh	37	43	(12.8%)	(2.9%)	148	155	(4.1%)	0.8%
Uzbekistan	19	19	2.2%	4.9%	91	59	54.7%	61.2%
Kyrgyzstan	4	3	18.3%	13.6%	13	19	(33.2%)	(33.5%)
Georgia	-	4	(100.0%)	(100.0%)	7	11	(34.7%)	(38.5%)
HQ and Eliminations	(25)	(20)	(24.4%)		(105)	(91)	(16.4%)	
EBITDA Margin	**43.3%**	**44.1%**	**(0.8p.p.)**		**43.8%**	**43.5%**	**0.3p.p.**	

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UKRAINE

Period ended 31 August UAH million	QTD 2022	QTD 2021	YoY	YTD 2022	YTD 2021	YoY
Total revenue	**5,011**	**4,887**	**2.5%**	**20,255**	**18,823**	**7.6%**
Service revenue	4,985	4,860	2.6%	20,147	18,728	7.6%
EBITDA	**2,945**	**3,297**	**(10.7%)**	**12,371**	**12,739**	**(2.9%)**
EBITDA margin	58.8%	67.5%	(8.7p.p.)	61.1%	67.7%	(6.6p.p.)
Capex	708	494	43.2%	2,400	3,033	(20.9%)
Capex intensity	16.3%	17.4%	(1.1p.p.)			

In Ukraine, Kyivstar continues to focus on maintaining its network accessibility and putting its customers first. During July-August, customers benefited from airtime and data bundles as the Kyivstar team works to ensure that people remain connected.

On a QTD basis, total revenue increased by 2.5% YoY, with service revenue up by 2.6% YoY. EBITDA for the same period decreased by 10.7% YoY QTD. In July-August, Kyivstar spent UAH 245 million on charitable donations and staff support programs. Adjusted for this, Kyivstar QTD EBITDA declined by 3.2% YoY. This is a strong result given operational cost pressures, including a 55.0% YoY increase in utility prices and 5.0% indexation of radio frequency fees.

Kyivstar also continues to implement VEON's digital operator strategy by expanding its portfolio of digital capabilities that bring essential services to its customers. On 16 August 2022, Kyivstar announced the acquisition of a controlling stake in Helsi Ukraine, the country's largest medical information system and leading digital healthcare provider, with 647.5 thousand MAUs on the platform at the end of August.

As the school year restarts across Ukraine, Kyivstar continues to provide free access to e-learning platforms so that students can continue their education wherever they are located.

RUSSIA

Period ended 31 August RUB million	QTD 2022	QTD 2021	YoY	YTD 2022	YTD 2021	YoY
Total revenue	**47,128**	**50,086**	**(5.9%)**	**188,405**	**188,084**	**0.2%**
Service revenue	44,110	43,381	1.7%	171,401	166,677	2.8%
EBITDA	**20,006**	**18,797**	**6.4%**	**76,938**	**71,926**	**7.0%**
EBITDA margin	42.5%	37.5%	4.9p.p.	40.8%	38.2%	2.6p.p.
Capex	7,703	12,148	(36.6%)	36,226	49,015	(26.1%)
Capex intensity	21.4%	29.6%	(8.3p.p.)			

Beeline Russia reported continued growth in service revenue and EBITDA, while lower equipment sales impacted total revenue. QTD service revenues increased 1.7% YoY and EBITDA increased 6.4% YoY due to the growth in mobile and digital services. This performance together with effective cost management further improved EBITDA margin, which was up 4.9 p.p. YoY.

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Beeline Russia continued to focus on improving the quality of the customer base, with 46.7 million mobile subscribers at the end of August, of which 26.0 million are 4G users. While the total mobile subscriber base declined, the 4G customer base grew 3.8% YoY, supporting the continued positive trend in mobile service revenues.

PAKISTAN

Period ended 31 August PKR million	QTD 2022	QTD 2021	YoY	YTD 2022	YTD 2021	YoY
Total revenue	**42,985**	**38,240**	**12.4%**	**166,573**	**150,454**	**10.7%**
Service revenue	39,061	35,147	11.1%	151,094	138,037	9.5%
EBITDA	**19,086**	**17,999**	**6.0%**	**76,915**	**67,547**	**13.9%**
EBITDA margin	44.4%	47.1%	(2.7p.p.)	46.2%	44.9%	1.3p.p.
Capex	4,456	4,887	(8.8%)	30,525	33,190	(8.0%)
Capex intensity	20.0%	20.5%	(0.5p.p.)			

Jazz in Pakistan reported a 12.4% YoY rise in total revenues QTD, supported by strong growth in subscribers and mobile service revenues, as well as by robust increases in revenues from JazzCash (90.8% YoY QTD) and from our microfinance bank Mobilink (44.4% YoY QTD).

QTD EBITDA grew by 6.0% YoY, despite the impact of rising fuel and electricity prices, which were up by 141.0% and 79.7% YoY, respectively, as annual inflation reached 27.3% in August 2022. EBITDA was positively impacted by the one-off reversal of a prior year tax provision of PKR 1.4 billion. The improving performance from Mobilink Bank and JazzCash also contributed to this growth.

Jazz's total mobile subscriber base grew by 6.4% YoY, with a further 26.9% YoY increase in multiplay customers who benefit from our digital services such as JazzCash, the self-care app JazzWorld and the entertainment platform Tamasha in Pakistan. According to the latest available data from the Pakistan Telecoms Authority, as at the end of July, Jazz has continued to gain YoY subscriber market share.

The Jazz team has ensured continued availability of telecoms services for all its customers as an essential humanitarian need during the crisis caused by the recent country-wide floods in Pakistan. Jazz has pledged cash and services valued at PKR 1 billion to support flood relief efforts across the country.

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KAZAKHSTAN

Period ended 31 August KZT million	QTD 2022	QTD 2021	YoY	YTD 2022	YTD 2021	YoY
Total revenue	52,551	42,399	23.9%	187,703	154,957	21.1%
Service revenue	50,632	41,149	23.0%	181,016	150,665	20.1%
EBITDA	26,955	22,746	18.5%	96,280	81,220	18.5%
EBITDA margin	51.3%	53.6%	(2.4p.p.)	51.3%	52.4%	(1.1p.p.)
Capex	12,058	8,186	47.3%	27,171	27,069	0.4%
Capex intensity	21.0%	23.0%	(2.0p.p.)			

Beeline Kazakhstan saw its 20%+ YoY growth momentum continue in the first two months of the third quarter, gaining both revenue and subscriber market share. Revenue growth of 23.9% QTD follows five consecutive quarters of topline growth at or above 20% as the Beeline Kazakhstan strengthens its digital operator execution and adjusts its pricing structures accordingly. Revenue growth was further supported by the repricing that was implemented during July 2022.

Subscribers passed the 10 million milestone, rising 6.8% YoY to 10.4 million at the end of August. MAUs on Simply, Beeline's mobile fintech platform, reached 146.8 thousand, and MAUs of Beeline's selfcare app MyBeeline increased to 3.4 million, up 38.3% YoY.

BANGLADESH

Period ended 31 August BDT million	QTD 2022	QTD 2021	YoY	YTD 2022	YTD 2021	YoY
Total revenue	9,264	8,314	11.4%	34,838	31,597	10.3%
Service revenue	9,111	8,165	11.6%	34,219	31,003	10.4%
EBITDA	3,529	3,636	(2.9%)	13,211	13,108	0.8%
EBITDA margin	38.1%	43.7%	(5.6p.p.)	37.9%	41.5%	(3.6p.p.)
Capex	2,864	639	348.5%	11,945	4,190	185.1%
Capex intensity	29.9%	19.3%	10.5p.p.			

Banglalink is on track for a second consecutive quarter of double digit YoY topline growth and continues to gain revenue and subscriber market share. More than 3,400 new 4G sites rolled out in the first eight months of the year are supporting 4G customer growth, data revenue and improved customer satisfaction. At the end of August, Banglalink's 4G subscribers reached 14.6 million, representing 33.3% YoY growth; while total subscribers reached 37.0 million, up 6.9% YoY.

Banglalink was awarded the fastest network in the country for the third year in a row by Ookla. We also continued to develop the Toffee digital entertainment platform, which launched its revenue generation feature for content creators in August.

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UZBEKISTAN

Period ended 31 August UZS million	QTD 2022	QTD 2021	YoY	YTD 2022	YTD 2021	YoY
Total revenue	**445,795**	**372,302**	**19.7%**	**1,646,562**	**1,341,159**	**22.8%**
Service revenue	445,684	371,677	19.9%	1,645,888	1,338,778	22.9%
EBITDA	**207,121**	**197,521**	**4.9%**	**1,001,199**	**621,121**	**61.2%**
EBITDA margin	46.5%	53.1%	(6.6p.p.)	60.8%	46.3%	14.5p.p.
Capex*	176,505	21,262	730.2%	623,573	183,126	240.5%
Capex intensity	34.7%	14.5%	20.2p.p.			

(*) YTD 2022 adjusted for the acquisition of a new office building in 2Q22

Beeline Uzbekistan delivered strong results and is on track to report its fifth consecutive quarter of double-digit YoY topline growth. The company's 4G network rollout continued with 670 4G sites added in the first eight months of the year, and 4G population coverage exceeded 79% at the end of August.

While EBITDA increased by 4.9% YoY QTD, both revenue and EBITDA were impacted by one-offs in August 2021 (one-off credit received from a vendor, UZS 27.8 bn) and August 2022 (reversal of excise tax provision, UZS 6.6 bn). Adjusted for these one-offs, revenue was up 27.5% and EBITDA grew 18.2% YoY.

Subscribers increased 18.2% YoY to 8.0 million at the end of August, with stable market share despite the increased competitive activities in the market. 4G users increased 33.6% YoY to 5.1 million, and multiplay users exceeded 2.1 million. With a strong focus on data and digital operator execution, Beeline Uzbekistan launched a new bundle and tariff plan in August, building on its rich portfolio of digital services.

Beeline Uzbekistan remains the market leader in terms of NPS. It is also taking an increasing role in the digitalization of Uzbekistan: It recently launched a project to connect the stations of the Tashkent – Samarkand bullet train with 4G.

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8 Non-recurring items that affect year-on-year comparisons On 8 June 2022, VEON announced completion of the sale of VEON Georgia LLC, VEON’s operating subsidiary in Georgia. Georgia results were deconsolidated from VEON Group numbers following the date of sale. The Georgian operations do not contribute to either the comparison base or the actual reported numbers of customer base, 4G users and 4G penetration. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business has, in line with the requirements of IFRS 5, become a discontinued operation, and was accounted for as “held for sale.” On 5 August 2022, VEON completed the sale of the Algerian business. The result is that the Algerian operations do not contribute to VEON’s comparison base or actual reported numbers in this press release. Disclaimer VEON’s results presented in this press release are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this press release is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this trading update have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including any expected reduction of net pro-forma leverage following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation.

9 The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a digital operator that provides converged connectivity and digital services to over 200 million customers. Operating across seven countries that are home to more than 8% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information

10 VEON Investor Relations Nik Kershaw ir@veon.com